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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*


                           Cliff's Drilling Company
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   18682C100
        ---------------------------------------------------------------
                                (CUSIP Number)

      Terry D. Diamond, One North Franklin, Suite 450, Chicago, IL 60606
                                (312) 422-5400
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 17, 1995
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
 CUSIP NO. 18682C100                 13D                   PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terry D. Diamond              ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            9,000 Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          251,595 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             9,000 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          251,595 Shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      260,595 Shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.34%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the common stock, $.01 par value per share (the "Common Stock"), of Cliff's Drilling Company (the "Company"), a Delaware corporation, which has its principal executive offices at 1200 Smith Street, Suite 300, Houston, Texas 77002.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by Terry D. Diamond ("Mr. Diamond"). Mr. Diamond's principal occupation is Managing Director and Chairman of Talon Asset Management, Inc. ("Talon"), a registered investment adviser. Mr. Diamond's business address is One North Franklin, Suite 300, Chicago, Illinois 60606. Mr. Diamond is a citizen of the United States of America.

     During the past five years, Mr. Diamond has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The 9,000 shares directly beneficially owned by Mr. Diamond were purchased with personal funds. The remaining 251,595 shares are held by Talon on behalf of client accounts and may be deemed to be beneficially owned by Mr. Diamond as Managing Director and Chairman of Talon.

ITEM 4.  PURPOSE OF TRANSACTION.

     Mr. Diamond acquired the shares of Common Stock directly beneficially owned by him for the purpose of investment.

     Mr. Diamond has no present plans or proposals which relate to or would result in any of the following (although Mr. Diamond reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the Company's business or corporate structure; (vi) any material change in the present capitalization or dividend policy of the Company;
(vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     Mr. Diamond currently directly beneficially owns 9,000 shares of Common Stock, and 251,595 shares indirectly through Talon, collectively representing in the aggregate approximately 6.34% of the issued and outstanding Common Stock.

     See Item 3 for additional information which may be required by this Item 5. Except as described in Item 3, no transactions in Common Stock were effected during the past 60 days by Mr. Diamond.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: February __, 1996


                                       By:  /s/ Terry D. Diamond
                                          -----------------------------
                                                Terry D. Diamond

                              BELL, BOYD & LLOYD
                          Three First National Plaza
                            70 West Madison Street
                         Chicago, Illinois 60602-4207

                                 March 6, 1996


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


Ladies and Gentlemen:

     The accompanying Schedule 13D is filed on behalf of Terry D. Diamond relating to Common Stock, $0.01 par value per share, of Cliff's Drilling Company. The $100.00 filing fee has previously been sent by wire transfer.


                                        Very truly yours,

                                        Stacy R. Winick


cc:  Cliff's Drilling Company (w/encl.)
     The Nasdaq Stock Market (w/encl.)
     Talon Asset Management, Inc. (w/encl.)